Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended June 30,	Years ended March 31,
	2013	2013	2012	2011	2010
Earnings (loss) from operations before income tax provision (benefit)	$74,887	$(510,607)	$303,083	$365,197	$329,656
Fixed Charges:
Interest Expense	12,594	57,903	86,236	89,598	124,573
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)[1]	474	5,016	1,348	2,559	1,700
Portion of rental expenses representative of interest factor[2]	10,311	41,246	41,992	42,074	43,066
Earnings (loss) available for fixed charges	$98,266	$(406,442)	$432,659	$499,428	$498,995
Fixed Charges:
Interest Expense	$13,068	$62,919	$87,584	$92,157	$126,273
Interest expense included in interest expense not related to third party indebtedness[1]	(474)	(5,016)	(1,348)	(2,559)	(1,700)
Portion of rental expense representative of interest factor[2]	10,311	41,246	41,992	42,074	43,066
Total Fixed Charges	$22,905	$99,149	$128,228	$131,672	$167,639
Consolidated ratio of earnings (loss) to fixed charges	4.3	(4.1)	3.4	3.8	3.0

1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.